UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2007            File No.    0-51324

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated June 20, 2007

2.

News Release dated June 21, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: June 25, 2007	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                                       TSX-V:DEJ/Amex:DEJ

FOR RELEASE:                                                                                                              June 20, 2007

Dejour Enterprises Ltd. Ranked in the Top 50 Public Venture Companies by the TSX in 2007

June 20, 2007 - Vancouver, Canada – Dejour Enterprises Ltd. (TSX-V:DEJ/Amex:DEJ and D5R: Frankfurt) Robert L. Hodgkinson, Chairman & CEO, is very pleased to announce that the Company has been selected as one of the 2007 TSX Venture 50, a ranking of the top 10 public venture capital companies in 5 industry sectors listed on the TSX Venture Exchange.

Criteria to determine the winners was based on a formula considering revenue return on investment, market capitalization, growth and trading volume.  There were 2,080 TSX Venture Exchange listed companies as at December 31, 2006 and 629 companies that qualified for the 2007 TSX Venture 50 ranking.  Dejour placed 6th in the oil and gas category.

Chairman & CEO Robert L. Hodgkinson states “the recognition as being a TSX Venture 50 is very exciting for both Dejour and its shareholders.  We have been building our company for the past 2 ½ years and have developed a business model that focuses on three high impact energy areas of North America.  We create shareholder value through discovery in each of these project areas and look forward to maximizing the value of each new discovery in the most astute manner possible”.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration and production with a significant investment in uranium discovery. The company acquires high-impact energy assets and strategically monetizes them through partnerships and co-ventures to limit exposure and enhance returns.

Dejour has significant holdings in three of the world's premiere energy resource regions. This includes 288,000 gross (60,000 net) acres in the Piceance and Uinta Basins, a vast natural gas play in North America; and a major interest in Titan Uranium Inc. (TSX-V: TUE), with 1.44 million acres in the Athabasca and Thelon Basins, the world's most recognized areas for uranium exploration. Finally, the company is pursuing high impact natural gas opportunities in Canada's Western Sedimentary Basin, known as the Peace River Arch Projects, comprised of 49,000 gross acres.

The Company is listed on the TSX Venture Exchange (DEJ.V), Amex (DEJ), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050 Facsimile: 604.638.5051 Email: investor@dejour.com

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                                       TSX-V:DEJ/Amex:DEJ

FOR RELEASE:                                                                                                              June 21, 2007

Dejour Primed for Piceance-Uinta Drilling Program

Vancouver, British Columbia, Canada, June 21, 2007 – Dejour Enterprises Ltd. (“Dejour”) (TSX-V: DEJ, Amex:DEJ, Frankfurt:D5R) Robert L. Hodgkinson, Chairman & CEO is pleased to provide an update on the Company’s exploration & production operations in the Piceance and Uinta Basins of Colorado and Utah:

North Barcus Creek - Rio Blanco Project Area

Dejour has been informed by its operating partner, Retamco Operating, Inc. (“Retamco”), that all appropriate permits have been secured from the Colorado Bureau of Land Management (BLM) and the Colorado Oil and Gas Conservation Board to drill the first 2 wells at North Barcus Creek.(#1-12N and #2-12N), except for the final approval of the pit liner leak detection system which is expected within the next two weeks.  Drill site preparation should be concluded by August 15/07 at which point drilling operations will commence.

The 1,600 acre North Barcus Creek lease block lies directly between a large Exxon lease block directly to the east and a large lease block owned by EnCana to the west. The Exxon lands host four recent natural gas resource discoveries drilled by Williams Cos. immediately offsetting the Company’s North Barcus Creek leases. The EnCana lands are part of a $400 million USD earn-in joint venture ($40,000 USD per acre) by ConocoPhillips where two rigs are continuously drilling. Production from this new development area comes from wells within 5 miles of the aforementioned drill sites.

Target depth for the two initial wells is 11,500 feet, sufficient to test over 2,000 feet of the Williams Fork (Mesa Verde) and the Upper Isles formations. Results will guide the pace and scope of future development of natural gas on this lease block.  To enhance operating and cost efficiency, the Company will utilize reverse circulation rigs to the set point of surface casing, at which point a triple rig will drill each well to target depth. The operator is currently in the process of contracting drill rigs, at which point AFE’s (Authorities for Expenditure) will be finalized. New pipeline capacity has recently been installed two miles to the east of this operation to handle production.

Successful completion of these two wells will lead to the drilling of the North Barcus Creek #3-12 and #4-12 wells at two additional surface location sites within the project area. Each drill site will be able to ultimately host multiple wells. Initial costs ( AFE’s) are estimated to be $3.8 million USD per well. Dejour retains a 25% interest in these lands and drilling program.

Maps, photos and further details can be found http://www.dejour.com/projects-north-barcus-creek.htm

Roan Creek - West Grand Valley Project Area

This project area, offsetting lands owned by Williams Cos. and Occidental Petroleum, is 2 to 3 miles south of new Occidental-operated gas production with easy access and ample pipeline facility. A ‘Notice of Staking’ for 4 initial wells to a depth of 6,500 feet each has been submitted to the BLM with approvals expected by 15 September 2007.

Upon analysis of the production profiles of these wells, this 1,600 acre lease block could ultimately host between 20 and 80 wells (40-10 acre spacing units). AFE’s through completion should approximate $2 million USD per well. Dejour also retains a 25% interest in these lands and drill program.

Maps, photos and further details can be found at http://www.dejour.com/projects-roan-creek.htm

Tri-County Project Area

To capitalize on past exploratory activity in the Tri-County area, preparations are underway to re-enter between 1 and 4 wells drilled and cased to 5,000 feet by earlier operators and currently maintained in operable condition. Rigs will now drill to 9,500 feet to intercept the prospective conventional Dakota, Entrada and Wingate sands believed to be present at these locations. These are the same zones that comprise the existing source of production and proven reserves in the San Arroyo field 5 miles to the south.

AFE’s for the deepening and testing of these wells is expected to be $500k-1mm USD per well. Dejour retains a 25% interest in these leases and drill programs.

Maps and further details can be found at http://www.dejour.com/projects-tri-county.htm

Plateau Project Area

Dejour and its partners currently maintain a 50/50 joint venture with EnCana USA in this 1,300 acre lease block which offsets Dakota production that initially flowed over 4 million cubic feet per day from a single well. The partnership intends to notify EnCana of its plan to drill one Dakota well to a depth of 7,500 feet.

Successful Dakota production in this area should facilitate further development with 160 acre spacing units. AFE’s should approximate $2 million USD per well. Dejour retains a 12.5% interest in this lease block and drill program by virtue of the EnCana involvement.

Maps and further details can be found at http://www.dejour.com/projects-plateau.htm

CBM Project Potential

Trending throughout numerous of the 21 project areas comprised of the 290,000 gross acres of leases held in part by Dejour (25%) are substantial deposits of Cameo coals hosting the potential for economically viable CBM projects. Dejour and partners have retained Dr. Chris Cornelius, a specialist in CBM resource development, to complete a study on the CBM potential of Company leases. Dr. Cornelius, who has headed several projects for Evergreen Resources (now Pioneer NG), a leader in development of CBM in the Piceance Basin, has targeted an initial assessment report by the end of August 2007.

R. Marc Bustin, Ph.D., P. Geol., FRSC, is the qualified person for Dejour’s oil and gas projects.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration with a significant indirect investment in uranium discovery.  The company acquires high-impact energy assets and strategically monetizes them through partnerships and co-ventures to limit exposure and enhance returns.

Dejour has significant holdings in three of the world's premiere energy resource regions. This includes 290,000 gross (60,000 net) acres in the Piceance and Uinta Basins, a vast natural gas play in North America; and a major interest in Titan Uranium, Inc. (TSX-V: TUE), with 1.44 million acres in the Athabasca and Thelon Basins, the world's most recognized areas for uranium exploration. Finally, the company is pursuing high impact natural gas opportunities in Canada's Western Sedimentary Basin, known as the Peace River Arch Projects, comprised of 39,000 gross acres. The Company is listed on the TSX Venture Exchange (DEJ), AMEX (DEJ), and Frankfurt (D5R). Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com